UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A

(Amendment No. 1)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

CryoLife, Inc.

(Exact name of registrant as specified in its charter)

Delaware	59-2417093
(State of incorporation or organization)	(I.R.S. Employer Identification No.)
1655 Roberts Boulevard, N.W. Kennesaw, Georgia	30144
(Address of principal executive officers)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

Common Stock, par value $0.01 per share	The New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box.☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box.☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box.☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates: __________________ (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:  None

EXPLANATORY NOTE

This Amendment No. 1 to Form 8-A (this “Amendment”) is being filed by CryoLife, Inc. (the “Company”) in connection with its change in state of incorporation from the State of Florida to the State of Delaware (the “Reincorporation”) pursuant to a plan of conversion effective January 1, 2022 (the “Plan of Conversion”). The Reincorporation, including the Plan of Conversion, was submitted to a vote of, and approved by, the Company’s stockholders at a special meeting of the stockholders of the Company held on November 16, 2021, as set forth in the Company’s definitive proxy statement on Schedule 14A as filed with the Securities and Exchange Commission (the “SEC”) on October 7, 2021 (the “Definitive Proxy Statement”).

The Reincorporation was accomplished by filing:  (i) Articles of Conversion with the Department of State of the State of Florida (the “Florida Articles of Conversion”); (ii) a Certificate of Conversion with the Secretary of State of the State of Delaware (the “Delaware Certificate of Conversion”); and (iii) a Certificate of Incorporation with the Secretary of State of the State of Delaware (the “Delaware Certificate of Incorporation”). In connection with the Reincorporation, the Company’s Board of Directors adopted new bylaws in the form attached to the Plan of Conversion, which are as were set forth in the Definitive Proxy Statement (the “Delaware Bylaws”).

The Company hereby amends the following items and exhibits of its Form 8-A originally filed with the SEC on July 2, 1997 regarding the description of common stock as set forth herein.

Item 1.  Description of Registrant’s Securities to be Registered.

Description of Capital Stock

The Company is authorized to issue up to 75,000,000 shares of common stock, par value $0.01 per share (“Common Stock”), and 5,000,000 shares of preferred stock, par value $0.01 per share (“Preferred Stock”).

Common Stock

Holders of Common Stock are entitled to one vote per share of Common Stock held of record on all matters to be voted upon by the Company’s stockholders generally. Holders of Common Stock are not entitled to cumulative voting rights.

Holders of Common Stock are entitled to receive, on a pro rata basis, such dividends and distributions, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor, subject to any preferential dividend right of any issued and outstanding shares of Preferred Stock. In the event of liquidation, dissolution or winding up of the Company, after payment of creditors, holders of Common Stock are entitled to share ratably in all assets of the Company, subject to the payment of any liquidation preference of any issued and outstanding shares of Preferred Stock. Furthermore, holders of Common Stock have no conversion, sinking fund or redemption rights, or preemptive rights to subscribe for any of the Company’s securities. The shares of Common Stock currently outstanding are validly issued, fully paid and non-assessable.

Preferred Stock

The Board of Directors of the Company is empowered, without approval of the Company’s stockholders, to cause shares of Preferred Stock to be issued in one or more series and to fix and determine the relative rights and preferences of the shares of any such series, subject to the limitations of the General Corporation Law of the State of Delaware (the “DGCL”). Because the

Board of Directors has the power to establish the preferences and rights of each series, it may afford the holders of any series of Preferred Stock rights and preferences, voting or otherwise, senior to the rights of holders of Common Stock.

While providing desirable flexibility for possible acquisitions and other corporate purposes, and eliminating delays associated with a stockholder vote on specific issuances, the issuance of Preferred Stock could adversely affect the voting, dividend and liquidation rights of holders of Common Stock.

Certificate of Incorporation and Bylaws

Certain provisions of the Company’s Certificate of Incorporation, Bylaws and the DGCL, which are summarized below, could have the effect of making it more difficult to change the composition of the Company’s Board of Directors or for any person or entity to acquire control of the Company.

Preferred Stock

As noted above, the Board of Directors may issue Preferred Stock without stockholder approval.  Consequently, the Company’s Preferred Stock could be issued quickly and utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company or make removal of management and directors more difficult.

Special Meetings

Pursuant to the Certificate of Incorporation and Bylaws, special meetings of the stockholders may be called only by the President or Secretary at the request in writing of a majority of the Board of Directors then in office or at the request in writing of stockholders owning not less than 50% of all votes entitled to be cast at the special meeting. Only business within the purpose or purposes described in the special meeting notice may be conducted at the special meeting.

Prohibition of Stockholder Action Without a  Meeting

Pursuant to the Certificate of Incorporation, the Company’s stockholders may not take action by written consent. Any and all action by the stockholders must be taken at either the annual stockholders’ meeting or at a special stockholders’ meeting.

Advance Notice of Stockholder Proposals and Nominations for Directors

Stockholders who seek to nominate directors or to bring business before a stockholder meeting must comply with specified timing requirements and submit to the Company certain information in advance of such meeting, as set forth in the Bylaws. These provisions may impede a stockholder’s ability to bring matters before an annual or special meeting or make nominations for directors.

Exclusive Forum Provision

The Certificate of Incorporation includes a provision providing that, unless the Company consents to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any derivative action or proceeding brought on the Company’s behalf, any action asserting a claim of breach of fiduciary duty owed by any of the Company’s stockholders, directors, officers, or other employees to the Company or to its stockholders, and any civil action to interpret, apply, or enforce any provision of the DGCL, any civil action to interpret, apply, enforce, or determine the validity of the provisions of the Certificate of Incorporation or the Bylaws, or any action asserting a claim governed by the internal affairs doctrine; provided, however, in the event that the Court of Chancery of the State of Delaware lacks jurisdiction over such action, the sole and exclusive forum for such action shall be another state or federal court located within the State of Delaware, in all cases, subject to such court having personal jurisdiction over the indispensable parties named as defendants. Additionally, the Certificate of Incorporation provides that the federal district courts of the United States shall be the sole and exclusive forum for causes of action arising under the Securities Act of 1933, as amended. The Certificate of Incorporation also provides that the exclusive forum provision does not impact the exclusive federal jurisdiction of the Securities Exchange Act of 1934, as amended, or the respective rules and regulations promulgated thereunder, such actions under which must be brought in the federal district courts of the United States.

The exclusive forum provision may have the effect of discouraging lawsuits against the Company’s directors and officers.

Delaware Anti-Takeover Law

The Company is subject to Section 203 of the DGCL. Under Section 203, certain “business combinations” between a Delaware corporation whose stock is listed on a national securities exchange or held of record by more than 2,000 stockholders and an “interested stockholder” are prohibited for a three-year period following the date that such stockholder became an interested stockholder, unless:

•	the corporation has elected in its certificate of incorporation not to be governed by Section 203;
•

the business combination or the transaction which resulted in the stockholder becoming an interested stockholder was approved by the board of directors of the corporation before the date of the business combination or the date such stockholder became an interested stockholder, as applicable;

•

upon consummation of the transaction that made such stockholder an interested stockholder, the interested stockholder owned at least 85% of the “voting stock” (as defined in Section 203) of the corporation outstanding at the commencement of the transaction excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender stock held by the plan in a tender or exchange offer; or

•

the business combination is approved by the board of directors and by the stockholders (acting at a meeting and not by written consent) by the affirmative vote of at least 66-2/3% of the outstanding voting stock which is not “owned” (as defined in Section 203) by the interested stockholder.

The three-year prohibition also does not apply to some business combinations proposed by an interested stockholder following the announcement or notification of an extraordinary transaction involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors. The term “business combination” is defined generally to include mergers or consolidations between a Delaware corporation and an interested stockholder, transactions with an interested stockholder involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase an interested stockholder’s percentage ownership of stock, or other transaction resulting in a financial benefit to the interested stockholder. The term “interested stockholder” is defined generally as those stockholders who become beneficial owners of 15% or more of a Delaware corporation’s voting stock, together with the affiliates or associates of that stockholder.

Item 2.  Exhibits.

The following exhibits to this Amendment are incorporated by reference from the documents specified, which have been filed with the SEC.

Exhibit Number	Description
2.1	Plan of Conversion, effective January 1, 2022 (Filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K, filed with the SEC on January 4, 2022 and incorporated by reference herein)
3.1

Delaware Certificate of Conversion, effective January 1, 2022 (Filed as Exhibit 3.1 to the Company’s Current Report on Form 8-K, filed with the SEC on January 4, 2022 and incorporated by reference herein)

3.2

Delaware Certificate of Incorporation, effective January 1, 2022 (Filed as Exhibit 3.2 to the Company’s Current Report on Form 8-K, filed with the SEC on January 4, 2022 and incorporated by reference herein)

3.3	Delaware Bylaws, effective January 1, 2022 (Filed as Exhibit 3.3 to the Company’s Current Report on Form 8-K, filed with the SEC on January 4, 2022 and incorporated by reference herein)
3.4	Florida Articles of Conversion, effective January 1, 2022 (Filed as Exhibit 3.4 to the Company’s Current Report on Form 8-K, filed with the SEC on January 4, 2022 and incorporated by reference herein)

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

], 2022	/s/ D. Ashley Lee Officer and Chief Financial Officer
Date: January 6, 2022	CRYOLIFE, INC. By: /s/ D. Ashley Lee D. Ashley Lee Executive Vice President, Chief Operating Officer and Chief Financial Officer